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                                                               Exhibit 99.8

                              DYNATECH CORPORATION

                        4,983,048 SHARES OF COMMON STOCK
                      INITIALLY OFFERED PURSUANT TO RIGHTS
                         DISTRIBUTED TO STOCKHOLDERS OF
                              DYNATECH CORPORATION

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

   This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Dynatech Corporation ("Dynatech") of 4,983,048 newly-issued shares of its common stock (the "Common Stock"), at a subscription price of $4.00 per share, pursuant to subscription rights (the "Rights") initially distributed to holders of record of Common Stock as of the close of business on April 20, 2000 (the "Record Date"). The Rights are described in the Prospectus and evidenced by a Subscription Warrant registered in your name or the name of your nominee.

   Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 0.389 Rights for each share of Common Stock owned by such beneficial owner. Each whole Right entitles its holder to subscribe for and purchase one share of Common Stock for $4.00. No fractional Rights have been granted; if a fractional Right would have been calculated for a record holder as a result of the ratio described above, the number of Rights granted to such owner has been rounded down to the nearest whole Right. As a result, any beneficial owner of fewer than three shares of Common Stock registered in your name or the name of your nominee is not eligible to receive Rights.

   We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

   1. The Prospectus for this offering;

   2. The "Instructions as to Use of Dynatech Corporation Subscription Warrant" (including Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9);

   3. A form of letter which may be sent by you to your clients on whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights; and

   4. A Notice of Guaranteed Delivery for Subscription Warrants issued by Dynatech Corporation.

   Your prompt action is requested. The Rights will expire on June 19, 2000, at 5:00 P.M., New York City time, unless the subscription period is extended by Dynatech (the "Expiration Date").

   To exercise the Rights, a properly completed and executed Subscription Warrant (unless the guaranteed delivery procedures are complied with) and payment in full for all Rights exercised must be delivered to Equiserve Trust Company, N.A., the subscription agent for this offering, as indicated in the Prospectus prior to 5:00 P.M., New York City time, on the Expiration Date.

   Additional copies of the enclosed materials may be obtained from Mackenzie Partners, Inc., the information agent for this offering, at 156 Fifth Avenue, New York, NY 10010. You may call Mackenzie Partners, Inc. toll free at 1 (800) 322-2885.

                                          Very truly yours,

                                          DYNATECH CORPORATION

   Nothing herein or in the enclosed documents shall render or appoint you or any person as an agent of Dynatech Corporation, the subscription agent or any other person making or deemed to be making offers of the Common Stock issuable upon valid exercise of the Rights, or authorize you or any other person to make any statements on behalf of any of them with respect to this offering.